FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of February 2018

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 5 February 2018	By	/ s / Marc Boston
(Authorised Signatory)

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the year ended 31 December 2017 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2016.

This statement contains a number of non-IFRS financial measures that are reviewed by management in order to measure the overall performance of Santander UK. These are industry standard financial measures which management believe provide useful information to investors regarding Santander UK’s results of operations. The non-IFRS measures we have identified are outlined in Appendix 3. These measures are not a substitute for IFRS measures.

Supplementary information for Santander UK plc is included in Appendix 5.

A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the year ended

31 December 2017

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“I am pleased to report a solid performance for 2017 with Santander UK continuing to demonstrate resilience. We delivered higher income, cost discipline and balance sheet strength, while making steady progress towards meeting our strategic and operational goals. Profitability was impacted by the losses incurred on our exposure to Carillion, which offset otherwise strong growth. We are working closely to support customers who have suffered from their collapse.

“We have continued to improve our offering for customers, with products and services tailored to suit their needs and delivered in a way that works for them. In addition, we supported our corporate customers with increased lending to other business sectors except in commercial real estate where we managed our exposure.

“The prudent actions we have taken to protect Santander UK and our conservative risk management means we are well placed to deliver sustainable profitable growth and provide our customers with valuable services and financing. Despite the uncertain environment we are fulfilling our purpose to help people and businesses prosper and to support the wider economy.”

2017 business and financial highlights 1

•	Profit before tax of £1,814m, down 5% year-on-year; adjusted profit before tax 2 5 at £1,952m, down 4% year-on-year

•	Retail customer satisfaction [3] at 63.0% was broadly in line with the average of the three highest performing peers; corporate customer satisfaction at 64% was 10 percentage points above the market average

•	Net mortgage lending of £0.6bn, with a focus on customer service and retention and management pricing actions in a competitive environment.

•	Net lending to UK companies down £(0.1)bn. Strong lending growth to other corporate businesses, up 4%, was reversed by the reduction in Commercial Real Estate (CRE).

•	Banking NIM of 1.90%, up 11bps, due to liability margin improvement, partially offset by new lending margin pressure

•	Non-interest income impacted by the absence of the £119m gain on sale of Visa Europe Limited in FY16 and mark-to-market movements on economic hedges and hedge inefficiencies in FY17. Good momentum in Retail Banking, up 9% and Global Corporate Banking (GCB), up 17%.

•	Operating expenses up 4%, with higher regulatory, risk and control costs offsetting operational and digital efficiencies.

•	Impairment losses on loans and advances increased to £203m, primarily relating to Carillion plc exposures. Overall, the NPL ratio improved to 1.42%, down 8bps from Dec16

•	Provisions for other liabilities and charges at £393m with £109m of additional PPI charges in the year

•	Strong CET1 capital ratio of 12.2%, up 60bps, and leverage ratio of 4.4%, up 30bps; IFRS 9 implementation will have no material impact on the capital position

Income statement highlights	FY17 £m	FY16 £m
Net interest income	3,803	3,582
Non-interest income [4]	1,109	1,213
Operating expenses before impairment losses, provisions and charges	(2,502)	(2,417)
Impairment losses on loans and advances	(203)	(67)
Provisions for other liabilities and charges	(393)	(397)
Profit before tax	1,814	1,914
Adjusted profit before tax 2 5	1,952	2,031

Balance sheet highlights	31.12.17 £bn	31.12.16 £bn
Customer loans	200.3	200.2
- of which mortgages	154.9	154.3
- of which corporates	27.3	27.4
Customer deposits	175.9	172.4
CET1 capital ratio	12.2%	11.6%
UK leverage ratio	4.4%	4.1%

1.	See Appendix 2 for notes.
2.	A number of specific income, expenses and charges impacted the financial results for FY17 and FY16, with an aggregate impact on profit before tax of £138m and £117m, respectively. See Appendix 3 for details and reconciliation to the nearest IFRS measure.
3.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 2 for further information.
4.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
5.	Non-IFRS measure. See Appendix 3.

Delivering on our 2016-18 commitments

On 10 October 2017, Banco Santander S.A. hosted an investor and analyst event in New York, where we provided an update on our strategy and the development of our franchise. At the event, we reaffirmed our strategic priorities and as a result of our strong performance to date, revised upward our RoTE6 2018 target to 9%-10% from 8%-10%.

The key to our success remains unchanged, with a focus on customer loyalty, operational and digital excellence, and steady and sustainable profit growth, while being the best bank for our people and the communities in which we operate.

Customers	2018 target	31.12.17	31.12.16
Loyal retail customers (million)	4.7	3.9	3.7
Loyal SME and corporate customers	308,000	305,000	290,000
Retail customer satisfaction (FRS) [1]	Top 3	63.0%	62.9%
Average of 3 highest performing peers		63.1%	62.5%
Digital customers (million)	6.5	5.0	4.6
Net fee and commission income CAGR [2]	5% - 10%	6%	8%

•	Loyal retail customer conversion was impacted by customer demand for higher interest rate products, which resulted in consolidation of savings into our 1I2I3 Current Account. Therefore, we will not reach our 2018 target. We continued to benefit from the 1I2I3 World proposition, with 275,000 new customers in 2017, bringing the total to 5.4 million.

•	Loyal SME and corporate customers increased 5%, with improving customer satisfaction and international offering. In FY17, we introduced a number of trade corridors to enable cross-border client relationships and transactional services.

•	FRS reported our customer satisfaction [1] was broadly in line with the average of our three highest performing peers on a rolling 12-month basis at Dec17. Ongoing improvement remains at the heart of our plans.

•	Our digital customer base continues to grow, gaining an average of 1,400 new active mobile users per day, of which 1.9 million exclusively use our mobile app in their transactions with us. In FY17, 47% of our mortgages were retained online, 38% of current account openings and 51% of credit card openings were made through digital channels.

•	Net fee and commission income grew 6%, driven by higher current account, wealth management, international, and digital and payment fees.

Shareholders	2018 target	31.12.17	31.12.16
Return on Tangible Equity (RoTE) 3 6	9% - 10%	See below	See below
Cost-to-income ratio (CIR)	50% - 52%	51%	50%
Non-performing loan (NPL) ratio	< 2.00%	1.42%	1.50%
CET1 capital ratio	c12%	12.2%	11.6%
Dividend payout ratio	50%	50%	51%

•	Return on ordinary shareholders’ equity was 8.9% (2016: 9.6%) and RoTE 3 6 was 10.2% (2016:10.9%), impacted by higher impairment charges and operating expenses, partially offset by income growth.

•	CIR at 51% was slightly up, with regulatory, risk and compliance costs offsetting embedded cost savings. We also increased investment in strategic projects to further improve customer experience and operational efficiency.

•	The NPL ratio improved 8bps to 1.42%, supported by our low risk profile, proactive management actions and the ongoing resilience of the UK economy.

•	The CET1 capital ratio increased 60bps to 12.2%, with retained profits and continued build of CET1 capital.

•	The dividend payout ratio was maintained and we declared £553m of ordinary dividends for the year.

People	2018 target	31.12.17	31.12.16
Colleague engagement (Korn Ferry) [4]	Top 3 UK Bank	71%	72%

•	In FY17, overall engagement score was broadly flat at 71%, but remained above the average of other UK financial sector companies. We are encouraged by improvements in key areas such as Leadership and Simple Personal and Fair, Processes and Resources, and Respect and Recognition.

Communities	2018 target	31.12.17	31.12.16
People supported (cumulative) [5]	600,000	478,000	196,300

•	We provided support to 478,000 people in our communities through employee participation in a range of programmes designed to build skills, knowledge, and experience as well as encourage innovation. Santander Universities also awarded 8,020 scholarships.

1.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 2 for further information.
2.	Compound annual growth rate (CAGR) is measured between FY15 and FY18.
3.	See Appendix 3 for reconciliation of RoTE, which is our key performance indicator, to ‘Return on ordinary shareholders’ equity’, which is the nearest IFRS measure.
4.	Colleague engagement is the percentage of colleagues that feel favourably engaged working for Santander UK. Survey conducted by Korn Ferry.
5.	The target for people supported is cumulative from 2016 to 2018.
6.	Non-IFRS measure. See Appendix 3.

Summarised consolidated income statement	FY17 £m	FY16 £m	Change %
Net interest income	3,803	3,582	6
Non-interest income [1]	1,109	1,213	(9)

Total operating income	4,912	4,795	2

Total operating expenses before impairment losses, provisions and charges	(2,502)	(2,417)	4

Impairment losses on loans and advances	(203)	(67)	n.m.
Provisions for other liabilities and charges	(393)	(397)	(1)

Total operating impairment losses, provisions and charges	(596)	(464)	28

Profit before tax	1,814	1,914	(5)

Tax on profit	(560)	(597)	(6)

Profit after tax	1,254	1,317	(5)

FY17 compared to FY16

•	Net interest income was up 6%, driven by retail liability margin improvement, partially offset by pressure on new lending margins. Adjusting for the £39m release of accrued interest reported in Q217, net interest income was up 5%. 2 3

•	Non-interest income was down 9%, with the absence of the £119m gain on sale of Visa Europe Limited in Q216 and mark-to-market movements on economic hedges and hedge inefficiencies. There was good momentum in Retail Banking and GCB as well as the £48m gain on sale of Vocalink Holdings Limited in Q217. Adjusting for the gains on sale, non-interest income was down 3%. 2 3

•	Operating expenses before impairment losses, provisions and charges were up 4%. Higher strategic investment costs in business transformation, regulatory compliance costs and inflationary pressures offset operational and digital efficiencies. Adjusting for Banking Reform costs of £81m in FY17 and £122m in FY16, operating expenses were up 5%. 2 3

•	Impairment losses on loans and advances increased to £203m, primarily relating to GCB exposures to Carillion plc. Impairment charges in the year for other customer loan books were not material and mortgage releases were lower at £40m (FY16:£120m).

•	Provisions for other liabilities and charges were broadly flat at £393m, including charges for PPI of £109m and other conduct matters of £35m. Adjusting for these charges, and the £114m PPI charge for FY16, provisions for other liabilities and charges were down 12%.2 3

•	Profit before tax was down 5%, primarily impacted by a large credit impairment charge and higher operating expenses. Adjusting for the specific income, expenses and conduct provision charges outlined above, adjusted profit before tax was down 4% at £1,952m. 2 3

•	Tax on profit decreased 6% to £560m with lower profits. The effective tax rate was stable at 31%.

Conduct remediation

•	The remaining provision for PPI redress and related costs amounted to £356m, including an additional net provision of £40m in Q417 bringing the total charge for the year to £109m. The Q417 provision relates to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We continue to monitor our provision levels in respect of recent claims experience.

•	The remaining non-PPI related conduct provisions amounted to £47m, including the Q217 provision of £35m outlined above, relating to the sale of interest rate derivatives. This charge followed an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

Changes to the results’ basis of presentation

•	The basis of presentation in this results announcement has been changed, and the prior period restated to reflect a change in the internal transfer of revenues and costs from Corporate Centre to the three customer business segments. This enables a more targeted apportionment of capital and other resources in line with the strategy of each segment.

•	We also changed the accounting policy for acquisitions where the business is ultimately controlled by the same entity both before and after the purchase. These acquisitions are now accounted for at book value. This change reduced retained earnings and goodwill of previous acquisitions by £631m. This amount largely represents the difference between the purchase price and the aggregate book value of the assets and liabilities acquired from Banco Santander S.A. in 2010. Each of the comparative periods presented have been restated to reflect this change in accounting policy.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	A number of specific income, expenses and charges impacted the financial results for FY17 and FY16, with an aggregate impact on profit before tax of £138m and £117m, respectively. See Appendix 3 for details and reconciliation to the nearest IFRS measure.
3.	Non-IFRS measure. See Appendix 3

Summary balance sheet assets and liabilities	31.12.17 £bn	31.12.16 £bn
Assets
Total customer loans	200.3	200.2
Other assets	114.5	102.3

Total assets	314.8	302.5

Liabilities & Equity
Total customer deposits	175.9	172.4
Medium Term Funding (MTF)	40.6	46.1
Other liabilities	82.1	68.5

Total liabilities	298.6	287.0

Shareholders’ equity	15.8	15.1
Non-controlling interests [1]	0.4	0.4

Total liabilities and equity	314.8	302.5

Loan-to-deposit ratio (LDR)	113%	116%

•	Customer loans were broadly flat at £200.3bn, with solid lending growth in mortgages and to trading businesses, offset by a decrease in CRE and non-core loans.

•	Other assets increased £12.2bn to £114.5bn, reflecting higher deposits with central banks of £32.8bn (Dec16: £17.1bn) and a corresponding increase in other liabilities.

•	Customer deposits increased £3.5bn and the LDR improved to 113%. This was driven by an increase in Retail Banking current accounts of £2.5bn, other retail products of £1.5bn and Commercial Banking deposits of £1.5bn, partially offset by a £3.9bn reduction in Retail Banking savings products.

Summarised consolidated capital, leverage, liquidity and funding	31.12.17 £bn	31.12.16 £bn
Capital and leverage
CET1 capital	10.6	10.2
Total qualifying regulatory capital	15.5	15.2
Risk-weighted assets (RWAs)	87.0	87.6

CET1 capital ratio	12.2%	11.6%
Total capital ratio [2]	17.8%	17.3%
UK leverage ratio	4.4%	4.1%

Liquidity
Liquidity Coverage Ratio (LCR)	120%	139%
LCR eligible liquidity pool	48.5	50.7

Funding
Total wholesale funding	62.9	65.2
- of which with a residual maturity of less than one year	14.9	21.4
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	326%	237%

•	The CET1 capital ratio improved 60bps to 12.2% this year, reflecting higher CET1 capital from steady profits and lower RWAs. RWAs decreased £0.6bn, with RWA management, including securitisations.

•	Total capital ratio increased to 17.8%, with higher CET1 and AT1 capital, partially offset by the transitional impact of CRD IV Minority Interest that reduces recognition of grandfathered capital instruments issued by our operating company. [2]

•	The LCR decreased 19 percentage points to 120%, reflecting the increased requirements due to EU adoption of Regulatory Technical Standards for assessing additional collateral outflows and efficient liquidity planning.
•	MTF balances were lower, with Term Funding Scheme (TFS) drawdown replacing some matured funding. TFS total outstanding was £8.5bn. We also issued MTF of £7.3bn, of which £2.1bn (sterling equivalent) was senior unsecured notes from our holding company, £1.2bn from our operating company, £2.3bn were covered bonds and £1.7bn were securitisations.

1.	Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited, a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA. PSA Finance UK Limited is accounted for as a subsidiary.
2.	The total capital ratio continues to be impacted by the transitional reduction in the recognition of Tier 1 and Tier 2 capital instruments issued from the Santander UK plc subsidiary under the CRD IV Minority Interest rules, which are being phased in at 20% increments over a five year period.

Credit quality

31.12.17	Customer loans £bn	NPLs £m	NPL Ratio %	NPL coverage %	12M Gross write-offs £m	Loan loss £m
Retail Banking [1]	169.0	2,105	1.25	23	195	491
- of which mortgages	154.9	1,868	1.21	12	22	225
Commercial Banking	19.4	383	1.97	51	35	195
Global Corporate Banking	6.0	340	5.67	69	—	236
Corporate Centre	5.9	20	0.34	90	23	18

	200.3	2,848	1.42	33	253	940

31.12.16
Retail Banking [1]	168.6	2,340	1.39	25	210	583
- of which mortgages	154.3	2,110	1.37	13	33	279
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	—	57
Corporate Centre	6.5	73	1.12	84	51	61

	200.2	2,994	1.50	31	271	921

•	Retail Banking NPL ratio improved to 1.25%, with a decrease in mortgage NPLs as a result of the ongoing resilience of the UK economy and our strong risk management practices. The loan loss rate remained low at 0.02% (2016: 0.01%).
•	The NPL ratio for Commercial Banking improved to 1.97%, primarily due to the full repayment of three impaired loans and the write-off of some pre-2009 vintages in Q117. The loan loss rate improved to 0.07% (2016: 0.15%).
•	The GCB NPL ratio of 5.67% was severely impacted by the Carillion plc loans that moved to non-performance in FY17.
•	Corporate Centre NPL ratio decreased to 0.34%, reflecting management of non-core corporate and legacy portfolios.

Consumer (auto) finance and other unsecured 31.12.17	Customer loans £bn	NPLs £m	NPL Ratio %	NPL coverage %	12M Gross write-offs £m	Loan loss £m
Consumer (auto) finance [1]	7.0	34	0.49	226	32	77
Other unsecured lending	5.2	88	1.69	153	120	135

31.12.16						£m
Consumer (auto) finance [1]	6.8	32	0.47	244	30	78
Other unsecured lending	5.2	90	1.73	188	123	169

•	Consumer Finance is a prime vehicle finance business that offers a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry. The average retail loan size was c£12,500 (FY16: £12,000) and the NPL ratio was broadly stable, with the business benefitting from seven manufacturing partnerships and two joint ventures.

•	The NPL ratio for other unsecured lending improved, supported by our prudent lending policy predominately targeting existing customers. The average unsecured loan and credit card balance in FY17 was broadly stable at c£9,300 and c£1,200, respectively.

Commercial Real Estate	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	12M Gross write-offs £m	Loan loss £m
31.12.17	8.1	69	0.85	78	11	54
31.12.16	9.0	180	2.00	32	1	58

•	The CRE portfolio is well diversified across sectors, with no significant regional or single name concentration, representing 30% of our total lending to corporates and 4% of total customer loans. CRE customer loans decreased 10% as we actively manage our exposure in line with proactive risk management policies.

•	We maintained a prudent lending approach, with no new business written above 70% LTV (2016: nil) and 91% of new business written at or below 60% LTV (2016: 95%). The weighted average LTV on the CRE portfolio was 48% (2016: 50%) [2] and the average loan size was £4.7m (2016: £4.8m).

1.	In H117, we reclassified our provisions for residual value and voluntary termination from the consumer finance loan loss allowance. In order to facilitate comparison with the current period, 31.12.16 consumer finance loan loss allowance and NPL coverage ratio were amended. This reclassification is reflected in the Retail Banking loan loss allowance and NPL coverage ratio. See Appendix 2 of the Santander UK Holdings plc QMS of the six months ended 30 June 2017 for a reconciliation.
2.	Excludes standardised portfolio, which is mainly smaller value commercial mortgage transactions, and accounts for 8% of exposures.

International Financial Reporting Standard 9 - Financial Instruments (IFRS 9)

•	On 1 January 2018, Santander UK transitioned to IFRS 9 from the former standard IAS 39. The estimated impact on the CET1 capital ratio is c8bps before the application of any regulatory transitional arrangements, which we are adopting and which are expected to reduce the amount impacting CET1 in 2018. As a result, the adoption of IFRS 9 is not expected to have a material impact on our capital position.

•	We will provide transitional disclosures at the same time as we publish the 2017 Annual Report and Accounts in late Feb18.

Ring-fencing update

•	The implementation of our ‘wide’ ring-fence structure is progressing according to plan and we are on track to comply with ring-fencing legislation before the 1 January 2019 deadline.

•	In FY17, we completed the structural and operational changes required in the ring-fenced bank to serve our retail and corporate customers with permitted products.

•	We have commenced the reauthorisation process for Banco Santander London Branch as a third country branch. The majority of the products and services needed to support the c100 global corporate customers not permitted in a ring-fence bank are being moved to the London Branch. Our intention is to migrate these customers through a combination of novation and Part VII Ring-Fencing Transfer Scheme. We will also move products that are not permitted in the ring- fence bank, but are offered to other corporate customers. Furthermore, our Jersey and Isle of Man branches are expected to remain in the UK Group but outside the ring-fenced bank.

•	The majority of our customers, with accounts and facilities booked in the UK, will not be affected by ring-fencing implementation. Therefore, we have initiated communications to reassure them that they will not experience any change to the services they receive.

2017 PRA stress test results

•	The latest PRA stress test results were released on November 28, 2017. We significantly exceeded the PRAs stress test CET1 threshold requirement of 7.6%, with a stressed CET1 ratio of 9.6% before management actions and 9.7% after allowed management actions. Additionally, we exceeded the leverage threshold requirement of 3.25%, with a stressed leverage ratio of 3.3%. Once again, we had the lowest stressed CET1 drawdown of all the participating UK banks, demonstrating the resilience of our balance sheet and low risk profile.

•	The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% and the Pillar 2A CET1 minimum of 3.1%. The minimum came into effect on 1 January 2018 and represents an increase of 0.3 percentage points over the previous Pillar 2A CET1 minimum of 2.8%, which was applicable until 31 December 2017.

2018 Outlook

•	We expect the UK economy to continue to grow in 2018, although at a slightly subdued pace. We expect stronger global growth, particularly from emerging markets. Nonetheless, for the UK economy, some downside risks could materialise, as a result of higher inflation and low wage growth reducing households’ real earnings. This may restrict consumer spending which, when combined with a potentially more challenging macro environment, adds a degree of caution to our outlook. On the other hand, with the UK labour market remaining strong and low unemployment, a predicted fall in 2018 inflation and nominal wage growth, could result in improved real earnings.

•	Banking NIM for 2018 is expected to be lower than in 2017, as a result of ongoing competition in new mortgage pricing and SVR attrition. The decline in the SVR balance is expected to be slightly lower than the net £5.5bn reduction in 2017.

•	Our gross mortgage lending is expected to be in line with the market, with continued focus on customer service and retention while delivering operational and digital excellence.

•	We expect our lending to UK companies to be broadly consistent with overall corporate borrowing growth. Our lending growth to trading business customers will remain strong, partially offset by modest growth in CRE exposures. This will result in slower overall growth than in recent years.

•	Cost management remains a key area of focus, while we look to comply with the demanding regulatory agenda and inflationary pressures. We will continue to invest in strategic projects, including global group initiatives, which over time will further improve our customer experience and operational efficiency.

•	We will continue to purposefully control growth in line with our proactive risk management policies and low risk appetite. These actions will help deliver sustainable results while supporting our customers in an uncertain environment.

•	Since 31 December 2017, trends evident in the business operating results have not changed significantly.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

Summary income statement	FY17 £m	FY16 £m	Change %
Net interest income	3,302	3,140	5
Non-interest income [1]	615	562	9

Operating income	3,917	3,702	6

Operating expenses before impairment losses, provisions and charges	(1,871)	(1,800)	4
Impairment losses on loans and advances	(36)	(20)	80
Provisions for other liabilities and charges	(342)	(338)	1

Profit before tax	1,668	1,544	8

FY17 compared to FY16

•	Net interest income increased 5%, driven by liability margin improvement offsetting pressure on new lending margins and SVR attrition.

•	Non-interest income increased 9%, due to higher current account and wealth management fees.

•	Operating expenses before impairment losses, provisions and charges were up 4%, with investment in business growth, digital enhancements and software write-offs, partially offset by operational efficiency.

•	Impairment losses on loans and advances increased to £36m, predominately driven by lower mortgage impairment releases of £40m in FY17 (FY16:£120m). The loan book continues to perform well, supported by the ongoing resilience of the UK economy and our strong risk management practices.

•	Provisions for other liabilities and charges were broadly flat at £342m, including charges for PPI and other conduct matters during the year.

Balances	31.12.17 £bn	31.12.16 £bn
Customer loans	169.0	168.6
- of which mortgages	154.9	154.3
- of which business banking [2]	1.9	2.3
- of which consumer (auto) finance	7.0	6.8
- of which other unsecured lending	5.2	5.2
RWAs	44.1	43.6
Customer deposits	149.3	148.1
- of which current accounts	67.3	64.8
- of which savings	60.8	64.7
- of which business banking accounts	11.1	10.0
- of which other retail products	10.1	8.6

•	Mortgage lending increased £0.6bn, driven by management pricing actions in a competitive environment and an ongoing focus on customer service and retention.

•	Consumer (auto) finance balances increased £0.2bn with higher retail loans, partially offset by a decrease in the stock of new car registrations. In FY17, consumer (auto) finance gross lending was £3,133m (FY16: £3,111m).

•	Other unsecured lending was steady as a result of controlled management actions.

•	Customer deposits increased, primarily due to ongoing demand for current accounts, up £2.5bn, other retail products, up £1.5bn, and business banking deposits, up £1.1bn. This was partially offset by a £3.9bn decline in savings balances.

•	RWAs were up, broadly in line with an increase in customer loans and average mortgage risk-weights.

•	Retail Banking deposit spread narrowed to (0.23)% from (0.57)% in Dec16.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Following a periodic review in Q117, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was c£200m. Prior periods have not been amended.

Commercial Banking

Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams - the Regional Corporate Bank (RCB) that covers non-property backed trading businesses that are UK domiciled with annual turnover above £6.5m and Specialist Sectors Group (SSG) that cover real estate, social housing, education, healthcare, and hotels.

	FY17	FY16	Change
Summary income statement	£m	£m	%
Net interest income	395	383	3
Non-interest income [1]	74	76	(3)

Operating income	469	459	2

Operating expenses before impairment losses, provisions and charges	(223)	(215)	4
Impairment losses on loans and advances	(13)	(29)	(55)
Provisions for other liabilities and charges	(55)	(26)	n.m.

Profit before tax	178	189	(6)

FY17 compared to FY16

•	Net interest income increased 3%, driven by an increase in customer deposits as we continued to focus on deepening customer relationships.

•	Non-interest income was down £2m, with lower rates management fees, partially offset by growth in asset restructuring, up 4%, international, up 20%, and digital and payment fees, up 16%.

•	Operating expenses before impairment losses, provisions and charges were up 4%, driven by enhancements to our digital channels.

•	Impairment losses on loans and advances were lower at £13m. The loan book continues to perform well and is supported by our prudent lending policy.

•	Provisions for other liabilities and charges increased to £55m, mainly due to conduct charges in Q217.

Balances	31.12.17 £bn	31.12.16 £bn
Customer loans [2]	19.4	19.4
- of which CRE [3]	8.1	9.0
RWAs	19.4	20.4
Customer deposits	18.7	17.2

•	Customer loans were flat at £19.4bn, with strong lending growth to other corporate businesses customers, reversed by £0.9bn reduction in CRE lending.

•	RWAs decreased 5%, with RWA management, including securitisations, and lower CRE exposures.

•	Customer deposits were up £1.5bn, as we continue to focus on growing primacy through our strong customer relationships and a comprehensive product range.

Business volumes	FY17	FY16
New facilities	£7,980m	£7,400m
Bank account openings	3,150	2,470
Online banking (Connect) active users [4]	31,670	26,970

•	We continue to attract new clients and deepen existing relationships, resulting in higher new facilities to customers and bank account openings, up 8% and 28%, respectively. Our Relationship Managers are also building their portfolios by leveraging our comprehensive suite of products and services.

•	Active users of our corporate banking platform ‘Connect’ continued to increase, up 17%, driven by enhancements to the online platform, including expanded services and access to our international product suite.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Following a periodic review in Q117, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was c£200m. Prior periods have not been amended.
3.	Includes CRE loans to small business customers managed by business banking in the Retail Banking business segment.
4.	Online banking (Connect) active users include both business banking and Commercial Banking customers.

Global Corporate Banking

Global Corporate Banking services corporate clients with a turnover of £500m and above per annum and financial institutions. GCB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

	FY17	FY16	Change
Summary income statement	£m	£m	%
Net interest income	74	73	1
Non-interest income [1]	364	312	17

Operating income	438	385	14

Operating expenses before impairment losses, provisions and charges	(304)	(280)	9
Impairment losses on loans and advances	(174)	(21)	n.m.
Provisions for other liabilities and charges	(11)	(12)	(8)

(Loss) / Profit before tax	(51)	72	n.m.

FY17 compared to FY16

•	Net interest income was up £1m, due to lending growth in project and acquisition finance, securitisation and transactional services, offset by continued asset margin pressures.

•	Non-interest income increased 17% to £364m, driven by security financing, derivative sales, and market making.

•	Operating expenses before impairment losses, provisions and charges increased 9% to £304m, due to a one-off charge for services provided by Banco Santander S.A. Going forward, the majority of these charges will be allocated to the London branch of Banco Santander under our new ring-fence structure.

•	Impairment losses on loans and advances increased to £174m, primarily relating to Carillion plc exposures.

•	Provisions for other liabilities and charges were down £1m to £11m.

Balances	31.12.17 £bn	31.12.16 £bn
Customer loans	6.0	5.7
RWAs	16.5	16.9
Customer deposits	4.5	4.1

•	Customer loans increased £0.3bn, primarily due to higher syndicated lending, project and acquisition finance and lending to financial institutions, partially offset by a decrease in client drawdowns.

•	An increase in Carillion plc provisions has reduced our exposure and therefore reduced RWAs. We have also recalibrated some of our models. RWAs attributable to customer loans were £7.2bn (Dec16: £7.5bn).

•	Customer deposits were higher at £4.5bn, resulting from growth in cash management products.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

	FY17	FY16	Change
Summary income statement	£m	£m	%
Net interest income / (expense)	32	(14)	n.m.
Non-interest income [1]	56	263	(79)

Operating income	88	249	(65)

Operating expenses before impairment losses, provisions and charges	(104)	(122)	(15)
Impairment releases on loans and advances	20	3	n.m.
Provisions for other liabilities and charges	15	(21)	n.m.

Profit before tax	19	109	(83)

FY17 compared to FY16

•	Net interest income increase was primarily due to a £39m release of accrued interest on a foreign tax liability no longer payable after Q217.

•	Net interest income from the structural hedge was broadly in line with FY16, with a hedge position of c£80bn and average duration of c2.5years. The majority of new mortgage flows were left un-hedged.

•	Non-interest income was impacted by the absence of the £119m gain on sale of Visa Europe Limited in FY16 and mark-to-market movements on economic hedges and hedge inefficiencies in FY17. This was partially offset by the £48m gain on sale of Vocalink Holdings Limited in Q217.

•	Operating expenses before impairment losses, provisions and charges, represent regulatory compliance and project costs relating to Banking Reform of £81m as well as costs pertaining to strategic investment in business growth.

•	Impairment releases on loans and advances increased to £20m, driven by our exit strategy from non-core customer loans.

•	Provisions for other liabilities and charges improved to £15m, predominantly due to a provision release for a historical operational risk closure.

Balances	31.12.17 £bn	31.12.16 £bn
Non-core customer loans	5.9	6.5
- of which Social Housing	5.1	5.4
RWAs	7.0	6.7
Customer deposits	3.4	3.0

•	Non-core customer loans decreased £0.6bn, as we continue to implement our exit strategy from individual loans and leases.

•	RWAs increased to £7.0bn, with higher market and counterparty credit risk, partially offset by a reduction in non-core customer loans. RWAs attributable to non-core customer loans amounted to £1.0bn (Dec16: £1.3bn).

•	Customer deposits increased £0.4bn, as we continue to rebalance the deposit base tenor.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

2017 business development highlights

Retail Banking

•	In 2017, we introduced a new set of tools that aim to improve customer experience across all channels. In Jan17, we launched the new NeoCRM tool, now used by 14,000 colleagues, to enable more meaningful and relevant conversations with customers by utilising information from connected systems. We also introduced a ‘Machine Learning’ capability, which is helping us to better identify individual customer needs and inform how we personalise our customer communication. In addition, we simplified the process for opening current accounts, including instant decisions, document upload, and made the process paper free.

•	We continued to improve our online mortgage retention tool, where transaction volumes in 2017 increased substantially. In Jun17, we also launched a new service that allows customers to apply for their mortgage via a video link to an advisor, hence enhancing the omni-channel experience and providing them with more choice and flexibility.

•	Protecting our customers, systems and information is a top priority and in 2017, we undertook a large programme of staff training, customer education and technology improvements. This also included enhanced technical measures to ensure our technology continues to be resilient to online cyber-disruption. Our Cyber Resilience programme continued to operate with a layered defence approach, constantly evolving and adapting to cyber threats. We also launched a successful ‘Phish and Chips’ campaign designed to raise awareness and equip customers with the knowledge they need to prevent themselves becoming a victim of fraud.

•	We are committed to enabling our customers to use third party providers (TPP) through Open Banking. We intend to work with regulators to ensure that the Open Banking ecosystem develops quickly to meet the challenges of cyber security, fraud and wider financial crime. We will also proactively monitor customer transactions and will work to protect our customers by inhibiting TPPs when we establish a clear instance of fraud or likely risk of fraud.

•	We continued to make investments accessible to all customers by expanding our wealth management business. We have grown our Private Banking and Financial Planning advisory teams and have c220,000 customers registered on Investment Hub, our online platform. In 2017, we also improved our Select & Private Banking offering by launching a new current account and the World Elite Mastercard, the latter offering extensive travel and lifestyle benefits while also providing cashback on purchases. These products also offer customers access to our services in 11 countries worldwide, a unique feature of Santander Select.

•	We continued to make improvements to our banking services for smaller SME customers by growing the Santander Business franchise. We embedded a new operating model and streamlined our portfolio to provide more capacity and enable greater support to our clients. We also introduced a fast track process for asset finance up to £150,000 and simplified the credit application process for smaller exposures to facilitate quicker lending decisions.

Commercial Banking

•	We are focused on leveraging investments and on meeting our customer’s full financial needs through banking and transactional services, in addition to lending. We are building primacy through our collaboration with Banco Santander S.A. and key strategic partners to develop international trade initiatives, which complement existing services like the Santander Trade Club. In 2017, we announced trade corridors with Spain, US, Poland, Brazil, and South East Asia to facilitate introductions to support trade and offer our customers new business opportunities in the respective markets. We also formalised an alliance with YES bank, India’s fourth largest private sector bank and a partnership with JD.com Worldwide, the cross-border e-commerce arm of China’s largest retailer.

•	Growth Capital provides high growth SME’s with innovative funding solutions to support investment and help accelerate the development of our clients’ business. Since inception, we have supported over 120 businesses and lent more than £500m, of which £200m was this year having completed 50 deals.

•	Our innovative offering was once again recognised at the 2017 Business Moneyfacts Awards, winning a number of prestigious awards including: ‘Business Bank of the Year’ and the ‘Best International Solutions Provider’, both for the third consecutive years. The industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength of our value proposition, built on our relationship banking approach.

GCB

•	We continue to develop our global franchise by improving client coverage and products. In 2017, we funded more than 25 infrastructure and energy projects in the UK, topping the UK infrastructure league tables as the overall sector leader. There was also increased demand for our Debt Capital Markets services on €170bn of bond issuance. In addition, our recently established M&A team delivered its first advisory mandate for a cross-border transaction and our markets business saw a substantial increase in client flows.

•	We also continued to enhance our compliance and risk frameworks, with improvements to our internal processes. We integrated the financial crime management operations of GCB and Commercial Banking, by investing in additional resources and an upgrade to systems and processes. We also made progress in rolling out our client management service to all our customers, to simplify the client on-boarding process and improve customer experience. Furthermore, we embedded our operational risk framework in Santander London Branch in preparation for ring-fencing.

Summarised consolidated quarterly income statement trends	Q417 £m	Q317 £m	Q217 £m	Q117 £m	Q416 £m
Net interest income	925	956	982	940	926
Non-interest income [1]	250	268	326	265	278

Total operating income	1,175	1,224	1,308	1,205	1,204

Total operating expenses before impairment losses, provisions and charges	(675)	(611)	(609)	(607)	(625)

Impairment losses on loans and advances	(98)	(57)	(35)	(13)	36
Provisions for other liabilities and charges	(156)	(51)	(126)	(60)	(256)

Total operating impairment losses, provisions and charges	(254)	(108)	(161)	(73)	(220)

Profit before tax	246	505	538	525	359

Tax on profit	(83)	(154)	(169)	(154)	(138)

Profit after tax for the period	163	351	369	371	221

BNIM [2]	1.83%	1.89%	1.91%	1.89%	1.83%

Q417 compared to Q317

Variances largely followed the trends outlined for FY17 versus FY16, with the following notable exceptions.

•	Net interest income was down 3%, primarily driven by new lending margin pressure in Retail Banking.

•	Provisions for other liabilities and charges increased to £156m, primarily due to Bank Levy charges of £93m in Q417 (Q416: £107m) and conduct charges for PPI of £40m.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Quarterly BNIM is calculated using annualised quarterly net interest income divided by average customer assets for the relevant period. Average customer assets can be sourced from previous quarterly management statements.

Appendix 1 - Retail Banking mortgages

In FY17, mortgage gross lending was £25.5bn (FY16: £25.8bn) and we retained c78% of mortgages reaching the end of their incentive period. The proportion of SVR loan balances decreased to 15%, including attrition of £5.5bn (FY16: £7.0bn). This was driven by customer refinancing and sentiment over expected future interest rate movements. The mortgage borrower mix remained broadly unchanged, reflecting underlying stability in target market segments, product pricing and distribution strategy. In FY17, we helped 24,000 first-time buyers (£4.0bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £3.2bn to £49.1bn (Dec16: £52.3bn) while Buy-to-Let (BTL) mortgage balances increased £0.2bn to £6.8bn (Dec16: £6.6bn).

We continue to focus our BTL book on non-professional landlords, as this segment is closely aligned with mortgages and accounts for the majority of the volume in the BTL market. In FY17, we completed 7,500 BTL mortgages, representing 6% of the value of our new business flow, at an average LTV of 61%.

Average loan size for new business was slightly lower than in 2016 at £196,000 for the UK overall, £260,000 for the South East including London and £146,000 for the rest of the UK. The loan-to-income multiple 1 of mortgage lending in Dec17 was stable at 3.16 (Dec16: 3.16).

	31.12.17		31.12.16
Mortgage interest rate profile	£bn	%	£bn	%
Fixed rate	102.3	66	91.8	59
Variable rate	29.3	19	33.7	22
Standard Variable Rate	23.3	15	28.8	19

Total mortgages	154.9	100	154.3	100

	31.12.17		31.12.16
Borrower profile	£bn	%	£bn	%
Home movers	68.9	44	68.2	44
Re-mortgagers	50.4	33	50.3	33
First-time buyers	28.8	19	29.1	19
BTL	6.8	4	6.6	4

Total mortgages [2]	154.9	100	154.3	100

	31.12.17		31.12.16
Mortgage geographical distribution	£bn	%	£bn	%
London	37.6	24	37.2	24
Midlands and East Anglia	20.6	13	20.6	13
North	22.2	14	22.8	15
Northern Ireland	3.6	2	3.8	2
Scotland	6.8	4	7.0	5
South East excluding London	47.2	32	46.1	30
South West, Wales and Other	16.9	11	16.8	11

Total mortgages	154.9	100	154.3	100

	31.12.17		31.12.16
Mortgage loan-to-value (LTV)	New business %	Stock %	New business %	Stock %
Up to 50%	19	48	17	46
>50-75%	43	39	43	41
>75-85%	19	8	23	8
>85-100%	19	4	17	4
>100%	—	1	—	1

Simple average LTV	62	42	65	43

1.	Average earnings multiple of new business at inception in the year ended 31 December 2017 and 31 December 2016.
2.	Balances are rounded to £bn, causing a rounding difference in the total mortgages balance.

Appendix 2 – Notes

Our glossary of industry and other main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

•	Banking net interest margin

Until Q317, Banking NIM was presented as an Alternative Performance Measure (APM) and non-IFRS financial measure. As Banking NIM is calculated on the basis of the average of customer loans that are reported for segmental reporting purposes under IFRS, management does not consider Banking NIM to be an APM or a non-IFRS financial measure.

	31.12.17 £m	31.12.16 £m
Net interest income (A)	3,803	3,582
Average customer assets (B)	200,164	200,562

Banking net interest margin (A/B)	1.90%	1.79%

•	Corporate customer satisfaction

Our corporate customer satisfaction was 64%, versus 54% for the market. The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 15,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 6,195 interviews made in the year ending Dec17 with businesses turning over £250k to £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

•	Corporate lending

Total lending to corporates is defined as the combined lending to business banking customers in Retail Banking and customers in our Commercial Banking and Global Corporate Banking business segments.

31.12.17	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	12M Gross write-offs £m	Loan loss allowance £m
Business banking [1]	1.9	115	6.05	47	21	54
Commercial Banking	19.4	383	1.97	51	35	195
Global Corporate Banking	6.0	340	5.67	69	—	236

Total corporate lending	27.3	838	3.07	58	56	485

31.12.16	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	12M Gross write-offs £m	Loan loss allowance £m
Business banking [1]	2.3	108	4.70	53	24	57
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	—	57

Total corporate lending	27.4	689	2.51	48	34	334

1.	Following a review in Q117, c£14m of Commercial Banking NPLs were transferred to business banking. This transfer is not reflected in the 31.12.16 balances.

Appendix 2 – Notes (continued)

•	1|2|3 customer profile and metrics

1|2|3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships: 96% of 1|2|3 Current Account holders have a primary banking relationship (vs. 52% for our non-1|2|3 Current Account); 69% of 1|2|3 Current Account holders are loyal and 12% are Private / Select (vs. 26% and 2% respectively for our non-1|2|3 Current Account); on average 1|2|3 Current Account customers hold 2.1 products (vs. 1.5); and average liabilities (banking and savings) held by 1|2|3 Current Account holders are 5.2x 1 higher than for non-1|2|3 Current Account customers.

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 31 December 2017 and compared against twelve months ended data for the period as indicated.

The competitor set used to calculate the product weights is made up of Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

1.	Average account balances are combined savings and banking liability balances.

Appendix 3 – Alternative Performance Measures (APMs)

U.S. Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines require that we identify those financial measures that are not accounting measures within the scope of IFRS (non-IFRS). APMs measure historical or future financial performance, financial position or cashflows, but exclude or include amounts that would not be adjusted in the most comparable IFRS measures. The APMs we have identified are outlined below and are not a substitute for IFRS measures.

Management reviews these APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these industry standard financial measures provides useful information to investors regarding the Santander UK group’s results of operations.

1. Return on Tangible Equity (RoTE) 1

	31.12.17 £m	31.12.16 £m
RoTE [1]
Profit after tax	1,254	1,317
Less non-controlling interests	(39)	(45)

Profit due to equity holders of the parent (A)	1,215	1,272

Average shareholders’ equity	15,828	15,242
Less average AT1 securities	(1,793)	(1,545)
Less average non-controlling interests	(400)	(395)

Average ordinary shareholders’ equity (B)	13,635	13,302

Average goodwill and intangible assets	(1,714)	(1,643)

Average tangible equity (C)	11,921	11,659

Return on ordinary shareholders’ equity (A/B)	8.9%	9.6%

RoTE (A/C)	10.2%	10.9%

Management does not assess ‘Return on shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on shareholders’ equity’ is not available without unreasonable efforts.

1.	A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at
www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

	FY17 £m	FY16 £m
2. Adjusted profit before tax
Net interest income
Reported	3,803	3,582

Adjust for release of accrued interest on a foreign tax liability	(39)	—

Adjusted	3,764	3,582

Non-interest income
Reported	1,109	1,213

Adjust for gain on sale of Vocalink Holdings Limited shareholding	(48)	—
Adjust for gain on sale of Visa Europe Limited shareholding	—	(119)

Adjusted	1,061	1,094

Operating expenses before impairment losses, provisions and charges
Reported	(2,502)	(2,417)

Adjust for Banking Reform costs and related intangible asset write-downs in Q416	81	122

Adjusted	(2,421)	(2,295)

Provisions for other liabilities and charges
Reported	(393)	(397)

Adjust for PPI provision charge	109	114
Adjust for other conduct provision charge	35	—

Adjusted	(249)	(283)

Profit before tax	1,814	1,914

Specific income, expenses and charges	138	117

Adjusted profit before tax	1,952	2,031

The financial results for FY17 and FY16 include a number of specific income, expenses and charges. Management believes that the operating trends of the business can be understood better if these items are identified separately. The aggregate impact on profit before tax in FY17 was £138m and in FY16 was £117m. The specific income, expenses and charges are outlined below:

•	Accrued interest release on a foreign tax liability

The release of interest accrued in relation to a certain foreign tax liability and other associated amounts, where the period to make a claim expired in Q217. The income of £39m is reported in Corporate Centre net interest income for FY17.

•	Gain on sale of Vocalink Holdings Limited shareholding

Santander UK was part of the consortium of banks that sold Vocalink Holdings Limited to Mastercard. Santander UK’s stake in Vocalink Holdings Limited was 7.75%. Under the terms of the sale agreement, Santander UK will retain a shareholding of 0.775% for at least three years. The gain on sale (£48m sterling equivalent) is reported in Corporate Centre non-interest income for FY17.

•	Gain on sale of Visa Europe Limited shareholding

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. The gain on sale (£119m sterling equivalent) is reported in Corporate Centre non-interest income for FY16.

•	Banking Reform costs and related intangible asset write-downs in Q416

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Intangible asset write-downs in Q416 primarily relate to a multi-entity banking platform developed for our non-ring-fenced bank under the original Banking Reform structure. Banking Reform costs and related Q416 intangible asset write-downs are reported in Corporate Centre operating expenses before impairment losses, provisions and charges.

•	PPI provision charge

Provisions for other liabilities and charges for FY17 were £109m and included a Q417 net provision of £40m. The Q4 charge relates to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We also provided a net £37m in Q217, relating to a specific PPI portfolio review as well as £32m in Q117 and £114m in Q416, when we applied the principles published in the Aug16 and Mar17 FCA papers, respectively.

•	Other conduct provision charge

Provisions for other liabilities and charges of £35m in Q217 relate to the sale of interest rate derivatives, following an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

Appendix 4 – Income statement and balance sheet for Santander UK Group Holdings plc

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s accounting policies described in its Annual Report on Form 20-F for the year ended 31 December 2016 filed with the SEC on 1 March 2017(2016 Annual Report), except for the presentation of fair value changes relating to own credit on liabilities designated at fair value through profit or loss. 1

Summarised consolidated income statement	FY17 £m	FY16 £m
Net interest income	3,803	3,582
Non-interest income [2]	1,109	1,213

Total operating income	4,912	4,795

Operating expenses before impairment losses, provisions and charges	(2,502)	(2,417)

Impairment losses on loans and advances	(203)	(67)
Provisions for other liabilities and charges	(393)	(397)

Total operating impairment losses, provisions and charges	(596)	(464)

Profit before tax	1,814	1,914
Tax on profit	(560)	(597)

Profit after tax for the period	1,254	1,317

Summary of segmental balance sheet assets and liabilities	31.12.17 £bn	31.12.16 £bn
Customer loans
Retail Banking	169.0	168.6
Commercial Banking	19.4	19.4
Global Corporate Banking	6.0	5.7
Corporate Centre	5.9	6.5

Total customer loans	200.3	200.2
Other assets	114.5	102.3

Total assets	314.8	302.5

Customer deposits
Retail Banking	149.3	148.1
Commercial Banking	18.7	17.2
Global Corporate Banking	4.5	4.1
Corporate Centre	3.4	3.0

Total customer deposits	175.9	172.4
Medium Term Funding	40.6	46.1
Other liabilities	82.1	68.5

Total liabilities	298.6	287.0

Shareholders’ equity [1]	15.8	15.1
Non-controlling interest	0.4	0.4

Total liabilities and equity	314.8	302.5

Summarised consolidated capital	31.12.17 £bn	31.12.16 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.5	15.2
Risk-weighted assets (RWAs)	87.0	87.6
Total capital ratio	17.8%	17.3%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	We have elected to early apply the IFRS 9 requirement for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss relating to own credit in other comprehensive income from 1 January 2017. The cumulative own credit adjustment has been included in opening retained earnings. Comparatives have not been restated. We have not adopted the other requirements in IFRS 9 in FY17.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’

Appendix 5 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The summarised consolidated income statement, summary of segmental balance sheet asset and liabilities and summarised consolidated capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its Annual Report on Form 20-F for the year ended 31 December 2016 filed with the SEC on 1 March 2017, except for the presentation of fair value changes relating to own credit on liabilities designated at fair value through profit or loss. 1

Summarised consolidated income statement	FY17 £m	FY16 £m
Net interest income	3,803	3,582
Non-interest income [2]	1,109	1,213

Total operating income	4,912	4,795

Operating expenses before impairment losses, provisions and charges	(2,499)	(2,414)

Impairment losses on loans and advances	(203)	(67)
Provisions for other liabilities and charges	(393)	(397)

Total operating impairment losses, provisions and charges	(596)	(464)

Profit before tax	1,817	1,917
Tax on profit	(561)	(598)

Profit after tax for the period	1,256	1,319

Summary of segmental balance sheet assets and liabilities	31.12.17 £bn	31.12.16 £bn
Customer loans
Retail Banking	169.0	168.6
Commercial Banking	19.4	19.4
Global Corporate Banking	6.0	5.7
Corporate Centre	5.9	6.5

Total customer loans	200.3	200.2
Other assets	114.5	102.3

Total assets	314.8	302.5

Customer deposits
Retail Banking	149.3	148.1
Commercial Banking	18.7	17.2
Global Corporate Banking	4.5	4.1
Corporate Centre	3.4	3.0

Total customer deposits	175.9	172.4
Medium Term Funding [3]	40.6	46.1
Other liabilities	82.0	68.5

Total liabilities	298.5	287.0

Shareholders’ equity [1]	16.1	15.3
Non-controlling interests	0.2	0.2

Total liabilities and equity	314.8	302.5

Summarised consolidated capital	31.12.17 £bn	31.12.16 £bn
Capital – CRD IV
Total qualifying regulatory capital	17.1	16.2
Risk-weighted assets (RWAs)	87.0	87.6
Total capital ratio	19.7%	18.5%

1.	We have elected to early apply the IFRS 9 requirement for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss relating to own credit in other comprehensive income from 1 January 2017. The cumulative own credit adjustment has been included in opening retained earnings. Comparatives have not been restated. We have not adopted the other requirements in IFRS 9 in FY17.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	Medium Term Funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the year ended 31 December 2017 are also released today and can be found at www.santander.com. Santander UK’s results are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK in the United Kingdom differ from those reported by Banco Santander due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 133 million customers, 13,697 branches and 202,000 employees at the close of December 2017. In 2017,Banco Santander made attributable profit of EUR 6,619 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 December 2017, the bank serves around 14 million active customers with c19,500 employees and operates through 806 branches (which includes 61 university branches) and 64 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 303 of the Santander UK Group Holdings plc 2016 Annual Report and page 55 of the Santander UK Group Holdings plc Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2017 filed with the SEC on 18 September 2017. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Nothing in this Quarterly Management Statement should be construed as profit forecast.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.